

S 17017203 I

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing Advisor Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City (City) NJ (State) 07399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-815-3427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) NY (City) NY (State) 10154-102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
of Pershing Advisor Solutions LLC:

We have audited the accompanying statement of financial condition of Pershing Advisor Solutions LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pershing Advisor Solutions LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2017

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2016

(Dollars in thousands)

Assets		
Cash	$	41
Due from affiliated clearing broker		51,289
Fees and other receivables		7,661
Due from affiliate		531
Intangible assets		9,539
Other assets		8,361
Total assets	$	77,422
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation payable	$	5,694
Due to affiliates		4,459
Accrued expenses and other		3,067
		13,220
Subordinated indebtedness		30,000
Member's Equity:		
Member's contributions		69,542
Accumulated deficit		(35,340)
Total member's equity		34,202
Total liabilities and member's equity	$	77,422

See accompanying notes to financial statements.

PERSHING ADVISOR SOLUTIONS LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization and Description of Business

Pershing Advisor Solutions LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Advisor Solutions Holdings LLC (PAS Holdings), which is a wholly owned subsidiary of Pershing Group LLC (the Parent). The Parent is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is a registered broker-dealer with the Securities & Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and Securities Investment Protection Corporation (SIPC) that provides financial business and technology outsourcing solutions primarily to independent, fee-based SEC Registered Investment Advisors (RIA), Family Offices, Turnkey Asset Management Providers (TAMP), and dually-registered advisors working in conjunction with many of Pershing LLC (Pershing) broker-dealer customers.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Principal Transactions

Securities transactions are recorded on a trade date basis. Trading assets are recorded in other assets and trading liabilities are recorded in accrued expenses and other on the statement of financial condition. The Company had $117 thousand of trading liabilities, consisting of listed equities included in accrued expenses and other at December 31, 2016.

The fair values of listed equity instruments are considered to be Level 1 measurements in accordance with Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Under ASC Topic 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. There were no transfers of financial instruments between Level 1, 2 or 3 during the year.

(b) Fixed Assets and Intangible Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other non-qualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Intangible assets are stated at cost and amortized on a straight line basis over their estimated useful lives, which is 15 years from the date of acquisition and are assessed annually for indicators of impairment pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other* and ASC Topic 360, *Property, Plant and Equipment.*

(c) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for its plan in accordance with ASC Topic 718, *Compensation – Stock Compensation*, and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

(d) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC Topic 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more-likely than-not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities.

(3) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis. Due from

(continued)

affiliated clearing broker primarily represents net cash balances held at Pershing. At December 31, 2016, this balance was $51.3 million, which is included as due from affiliated clearing broker on the statement of financial condition.

(4) Related Party Transactions

At December 31, 2016, the Company has a payable of $266 thousand relating to royalties, which is included in due to affiliates on the statement of financial condition. The Company also has receivables from an affiliate of $531 thousand relating to margin participation and non-purpose loan interest, which are included in due from affiliate on the statement of financial condition. The Company also has a payable to an affiliate of $857 thousand relating to certain administrative support and marketing services, primarily from financial system support, human resources, accounts payable and corporate communications, which is included in due to affiliates on the statement of financial condition. The Company also has a payable of $2.4 million to another affiliate for payroll services. The Company also maintains a cash account with an affiliate to fund its day-to-day operations, and $41 thousand was held in the operating cash account at December 31, 2016.

(5) Fixed Assets

Fixed assets consist of furniture and office equipment, computer equipment and software, leasehold improvements and communications equipment. At December 31, 2016, fixed assets amounted to $289 thousand net of accumulated depreciation of $4.7 million, and are included in other assets on the statement of financial condition.

(6) Intangible Assets

Intangible assets include certain registered investment advisor contractual arrangements which are amortized over a 15 year useful life. At December 31, 2016, intangible assets amounted to $9.5 million net of accumulated amortization of $18.6 million.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-l. Under the alternative method the Company is required to maintain a minimum net capital of $250 thousand. At December 31, 2016, the Company's net capital of $38.0 million was in excess of the minimum requirement by approximately $37.8 million.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(8) Subordinated Indebtedness

At December 31, 2016, the Company has one outstanding subordinated borrowing from the Parent of $30 million, which is scheduled to mature in 2018. The debt qualifies as regulatory capital and $30 million qualifies as equity in the debt to debt-plus-equity ratio in accordance with the SEC's Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital compliance, they may not be repaid.

(9) Commitments and Contingencies

The Company has non-cancelable leases for office space expiring in July 2017 and June 2019. At December 31, 2016, minimum future rentals on the non-cancelable office leases are as follows (dollars in thousands): 2017 $140, 2018 $133 and 2019 $67.

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, the total amount of customer balances maintained by Pershing and subject to such indemnification was approximately $1,270 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of customer recourse provisions.

From time to time, the Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. There are no legal proceedings pending that would have a material adverse effect on the Company's financial condition if the plaintiffs were to prevail.

(10) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $2.5 million and a gross deferred tax liability of $0 at December 31, 2016. The deferred tax asset is primarily attributable to stock compensation and state net operating loss carryforwards. The net deferred tax asset is $2.5 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized. In 2016, the Company released its valuation allowance of $2.3 million related to the state net operating loss carryforwards discussed below.

The Company has apportioned state net operating loss carryforwards of approximately $27.1 million, which will begin to expire in 2021.

Federal taxes payable due to BNY Mellon of $939 thousand is included in due to affiliates and state taxes payable of $343 thousand is included in accrued expenses and other on the statement of financial condition.

(continued)

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012 and 2010 respectively. The Company's New Jersey income tax returns are closed to examination through 2011.

(11) Fair Value Information

At December 31, 2016, the Company's assets and liabilities are recorded at either fair value or at amounts which approximate their fair value. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity or variable rate of these instruments.

(12) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management and relevant IRS rules.

(13) Financial Support

The Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2018.

(14) Subsequent Events

The Company has evaluated subsequent events from December 31, 2016 through February 28, 2017, the date that the accompanying financial statements are available to be issued.